Exhibit 99.1

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of July 15, 2026 (the “Trade Date”) by and among Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel Fund II, L.P. (collectively, the “Sellers”), and Inversiones Atlantida, SA, a Honduran corporation (“Purchaser”).

WHEREAS, Sellers severally and jointly desire to sell an aggregate of 1,500,000 shares (the “Purchased Shares” and each, a “Purchased Share”) of the issued and outstanding Class A voting common stock, $1.00 par value per share (the “Common Stock”), of USCB Financial Holdings, Inc., a Florida corporation, parent corporation of U.S. Century Bank, a Florida state-chartered bank, and registered on the Nasdaq Stock Market, with its principal executive offices at 2301 N.W. 87th Avenue, Doral, Florida 33172 (the “Company”), pursuant to an effective registration statement on Form S-3 under the Securities Act of 1933, as amended (the “Securities Act”); and

WHEREAS, the Purchaser desires to purchase the Purchased Shares from the Sellers for the Aggregate Purchase Price set forth in Section 1.2 hereof, which such shares shall be freely tradeable upon settlement.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants, agreements and representations and warranties contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE; CLOSING

Section 1.1    Purchase and Sale. On the Trade Date, upon the terms and subject to the conditions of this Agreement, the Sellers, severally and not jointly, agree to sell, convey, assign, transfer and deliver to the Purchaser the Purchased Shares, and the Purchaser agrees to purchase such Purchased Shares at the Per Share Purchase Price (as defined below), which at delivery by the Sellers to the Purchaser shall be free and clear of any and all mortgages, pledges, encumbrances, liens, security interests, options, charges, claims, deeds of trust, deeds to secure debt, title retention agreements, rights of first refusal or offer, limitations on voting rights, proxies, voting agreements, stop transfer instructions or limitations on transfer or other agreements or claims of any kind or nature whatsoever, other than those imposed by applicable federal and state securities laws (collectively, “Liens”).

Section 1.2    Purchase Price. Upon the terms and subject to the conditions of this Agreement, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery of the Purchased Shares to the Purchaser, the Purchaser shall pay to the Sellers for each Purchased Share to be purchased from Sellers a price per Purchased Share of $18.50 (the “Per Share Purchase Price”), for an aggregate purchase price of $27,750,000 (the “Aggregate Purchase Price”), in immediately available cash.

Section 1.3   Expenses. Except as expressly set forth in this Agreement, all fees and expenses incurred by each party hereto in connection with the matters contemplated by this Agreement shall be borne by the party incurring such fee or expense, including, without limitation, the fees and expenses of any investment banks, attorneys, accountants or other experts or advisors retained by such party.

Section 1.4    Closing. The settlement of the transactions contemplated by this Agreement (the “Closing”) shall take place at 12:00 pm (New York time) on July 15, 2026 or such other time and date as the parties mutually agree, provided that the obligations of the Sellers and the Purchaser to consummate the transactions contemplated by this Agreement shall be conditioned on there being no injunction or other order, judgment, law, regulation, decree or ruling or other legal restraint or prohibition having been issued, enacted or promulgated by a court or other governmental authority of competent jurisdiction that would have the effect of prohibiting or preventing the consummation of the transactions contemplated hereunder.

Section 1.5    Closing Delivery.

(a)    At the Closing, in accordance with Section 1.1 hereof:

(i)    The Sellers shall take such actions necessary to provide appropriate instruction to the relevant financial institution or other entity with which the Sellers’ accounts are maintained to effect the transfer of the Purchased Shares, which such Purchased Shares are held in book-entry and not certificated, through the facilities of The Depository Trust Company from the Sellers’ accounts to an account at a financial institution designated by the Purchaser for the receipt of the Purchased Shares so transferred. Prior to the Closing, each Party shall provide relevant account numbers and any required information in writing to the other Party to effect the transfer of the Purchased Shares.

(ii)    The Purchased Shares delivered to the Purchaser at Closing shall not bear any restrictive legend and shall be eligible for resale by the Purchaser without restriction under the Securities Act.

(iii)    The Sellers shall execute and deliver such other and further documents or instruments necessary or advisable, in the reasonable opinion of the Purchaser, to effect a legally valid transfer of the Purchased Shares to the Purchaser and to fulfill its obligations hereunder.

(b)    At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers the Aggregate Purchase Price, by wire transfer of immediately available funds to the account or accounts designated by the Sellers in writing prior to the Closing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby make the following representations and warranties to the Purchaser:

Section 2.1    Existence; Authority. The Sellers are duly organized, validly existing and in good standing under the laws of the jurisdiction of their respective organization. The Sellers have all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 2.2    Enforceability. This Agreement has been duly and validly executed and delivered by the Sellers, and, assuming due and valid authorization, execution and delivery by the Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Sellers, enforceable against such person in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 2.3    Ownership. The Sellers are the beneficial owner of the Purchased Shares free and clear of any and all Liens. As of April 30, 2026, the Purchased Shares represent 8.2% of the outstanding Common Stock. The Sellers have full power and authority to transfer full legal ownership of such Purchased Shares to the Purchaser, and, other than those filings required under the Exchange Act in connection with the transactions contemplated by this Agreement, no consent, approval, authorization, order, filing or registration with, or notification to, any governmental authority or other third party is required to be obtained or made by the Sellers in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, approvals, authorizations, filings or notifications as have been duly obtained or made and are in full force and effect.

Section 2.4    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Sellers, threatened against the Sellers that would impair the ability of Sellers, to perform their obligations hereunder or to consummate the transactions contemplated hereby. The Sellers are not in bankruptcy under the United States Bankruptcy Code and, to the knowledge of the Sellers, no filings for bankruptcy of the Sellers are contemplated or threatened.

Section 2.5    Information. The Sellers represent that they are not aware of material, nonpublic information with respect to the Company or any securities of the Company (including the Purchased Shares). The Sellers further represent and warrant that their sale of the Purchased Shares is either in compliance with or not subject to applicable insider trading laws and the Company’s insider trading policies.

Section 2.6    Effective Registration Statement. The Sellers represent and warrant that the resale of the Purchased Shares to the Purchaser is being made pursuant to an effective registration statement on Form S-3 (File No. 333-286940) under the Securities Act, and that the Purchased Shares delivered to the Purchaser at Closing will not bear any restrictive legend and will be freely tradable by the Purchaser.

Section 2.7    Other Acknowledgements. The Sellers represent that they are sophisticated investors. The Sellers further represent that they each have adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and have, independently and without reliance upon the Purchaser, made their own analysis and decision to sell the Purchased Shares. The Sellers acknowledge that neither the Purchaser nor any of its respective partners, managers, directors, officers, subsidiaries or Affiliates (as defined below) has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby makes the following representations and warranties to the Sellers:

Section 3.1   Existence; Authority. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

Section 3.2    Enforceability. This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming due and valid authorization, execution and delivery by the Sellers, this Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles.

Section 3.3    Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Purchaser, threatened against such party that could impair the ability of the Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby.

Section 3.4   Other Acknowledgments. The Purchaser represents that it is a sophisticated investor. The Purchaser further represents that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the purchase of the Purchased Shares and has, independently and without reliance upon the Sellers, made its own analysis and decision to purchase the Purchased Shares. The Purchaser acknowledges that neither the Sellers nor any of their respective partners, managers, directors, officers, subsidiaries or Affiliates (as defined below) has made or makes any representations or warranties, whether express or implied, of any kind except as expressly set forth in this Agreement.

Section 3.5    Information. The Purchaser represents that it is not aware of material, nonpublic information with respect to the Company or any securities of the Company (including the Purchased Shares). The Purchaser further represents and warrants that its purchase of the Purchased Shares is either in compliance with or not subject to applicable insider trading laws.

Section 3.6   No Regulatory Approvals Required. The Purchaser represents and warrants that, other than those filings required under the Exchange Act in connection with the transactions contemplated by this Agreement, no consent, approval, authorization, order, filing or registration with, or notification to, any governmental authority or other third party is required to be obtained or made by the Purchaser in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, except for such consents, approvals, authorizations, filings or notifications as have been duly obtained or made and are in full force and effect.

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1    Conditions of the Purchaser’s Obligations at Closing. The obligations of the Purchaser under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Sellers contained in Article II shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b)   Performance. The Sellers shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before the Closing, including all actions necessary to cause the Purchased Shares to be delivered to the Purchaser without any restrictive legend.

(c)   Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

Section 4.2    Conditions of Sellers’ Obligations at Closing. The obligations of the Sellers under Article I of this Agreement are subject to the fulfillment on or before the Closing of each of the following conditions:

(a)    Representations and Warranties. The representations and warranties of the Purchaser contained in Article III shall be true on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the date of the Closing.

(b)   Payment of Purchase Price; Performance. The Purchaser shall have delivered the Aggregate Purchase Price as specified in Section 1.2, and the Purchaser shall have performed and complied in all material respects with all other agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing.

(c)   Qualifications. All authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful purchase of the Purchased Shares pursuant to this Agreement shall be duly obtained and effective as of the Closing.

ARTICLE V

MISCELLANEOUS

Section 5.1    Survival. Each of the representations, warranties, covenants, and agreements in this Agreement or pursuant hereto shall survive the Closing. Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement. Each representation, warranty, covenant and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant and agreement. Except as expressly set forth in this Agreement, no party has made any representation warranty, covenant or agreement.

Section 5.2    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties as follows (or at such other addresses as shall be specified by notice given in accordance with this Section 5.2):

If to the Purchaser:

c/o Inversiones Atlantida, SA Plaza Bancatlan Bulevar Centroamerica Tegucigalpa, Honduras Attention: Guillermo Bueso Anduray Walter Bodden Joya Email: gbueso@bancatlan.hn wbodden@bancatlan.hn
If to the Sellers:

c/o Patriot Financial Partners II, L.P. and Patriot Financial Partners Parallel II, L.P.
Four Radnor Corporate Center, Suite 210
100 Matsonford Road
Radnor, PA 19087
Attention: Thomas Cestare
Email: tcestare@patriotfp.com

Section 5.3    Certain Definitions. As used in this Agreement, (a) the term “Affiliate” shall have the meaning set forth in Rule 12b-2 under the Exchange Act and shall include persons who become Affiliates of any person subsequent to the date hereof; and (b) the Purchaser and the Sellers are referred to herein individually as a “party” and collectively as “parties.”

Section 5.4     No Waiver. Any waiver by any party hereto of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party hereto to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 5.5     Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding. The parties agree that the court making any such determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of, delete specific words or phrases in, or replace any such invalid or unenforceable provision with one that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

Section 5.6    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that this Agreement (and any of the rights, interests or obligations of any party hereunder) may not be assigned by any party without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld). Any purported assignment of a party’s rights under this Agreement in violation of the preceding sentence shall be null and void.

Section 5.7    Entire Agreement; Amendments. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as expressly set forth herein, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. This Agreement may be amended only by a written instrument duly executed by the parties hereto or their respective permitted successors or assigns.

Section 5.8     Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 5.9     Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to choice of law principles thereof that would cause the application of the laws of any other jurisdiction.

Section 5.10   Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY.

Section 5.11   Counterparts; Facsimile. This Agreement may be executed in counterparts, including by facsimile or PDF electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

Section 5.12   Further Assurances. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto agrees to execute such additional documents, to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate or make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

Section 5.13   Interpretation. The parties acknowledge and agree that this Agreement has been negotiated at arm’s length and among parties equally sophisticated and knowledgeable in the matters covered hereby. Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is hereby waived.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

PURCHASER:

INVERSIONES ATLANTIDA, SA

By: /s/ Guillermo Bueso Anduray
Name: Guillermo Bueso Anduray
Title: Chairman

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first written above.

SELLERS:

PATRIOT FINANCIAL PARTNERS II, L.P.

By: /s/ Thomas Cestare
Name: Thomas Cestare
Title: Partner and Chief Operating Officer

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By: /s/ Thomas Cestare
Name: Thomas Cestare
Title: Partner and Chief Operating Officer